Exhibit 99.1

Ecopetrol Reports on the Environmental Agency ANLA’s Decision on Lisama 158

Ecopetrol S.A. (BVC: ECOPETROL, NYSE: EC) (“Ecopetrol” or the “Company”) announces that it has been notified that Colombia’s National Environmental Licensing Authority (ANLA) has imposed a COL$5,155 million fine on the Company following its investigation of the March 2018 oil seepage that occurred in the vicinity of the Lisama 158 well.

The ANLA imposed a fine as it determined that the operational actions carried out by the Company were not adequate. Ecopetrol disputes this finding and will assess and present all technical arguments to the ANLA to demonstrate that, from the moment the Company learned of the oil seepage, it applied the appropriate contingency measures and utilized all technical, economic and human resources necessary to address the emergency.

In its decision, the ANLA absolved the Company from various charges, considering that the Company had “fully activated and executed efforts to implement the contingency plan.” Likewise, the ANLA noted that the environmental management measures in this plan were diligently applied.

Bogotá D.C., January 29, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets (a)

Fernando Suárez Tello

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co